03013311

SE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-55431

SEC MAIL RECEIVED FEB 20 2003 WASH. D.C. 187 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

832 Sansome Street, First Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Brodie Cobb / 415-733-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

400 Montgomery Street, Suite 600	San Francisco,	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PRESIDIO MERCHANT PARTNERS LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001
With
Report of Independent Auditors

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP

ACCOUNTANTS & CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Presidio Merchant Partners LLC as of December 31, 2002 and 2001, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP
San Francisco, California
February 7, 2003

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULT@ROWBOTHAM.COM
Member; AICPA, SEC Practice Section and IA International; a worldwide network of accounting and consulting firms

PRESIDIO MERCHANT PARTNERS LLC

Oath of Corporate Officer
December 31, 2002

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Brodie L. Cobb
Presidio Merchant Partners LLC

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 18th DAY OF FEB, 2003
BY BRODIE LYLE COBB

NOTARY PUBLIC

ANTONIO LOCATELLI
Commission # 1250531
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2004

PRESIDIO MERCHANT PARTNERS LLC

Statements of Financial Condition

As of December 31, 2002 and 2001

Assets

	2002	2001
Cash and cash equivalents	$214,336	$192,129
Accounts receivable	19,165	258,789
Property and equipment, net	28,265	20,909
Total assets	$261,766	$471,827

Liabilities and Member's Equity

	2002	2001
Accounts payable	$ 27,489	$ ---
Customer prepayments	37,788	1,049
Accrued expenses	88,124	---
Total liabilities	153,401	1,049
Member's equity	108,365	470,778
Total member's equity	108,365	470,778
Total liabilities and member's equity	$261,766	$471,827

The accompanying notes are an integral part of these financial statements.

PRESIDIO MERCHANT PARTNERS LLC

Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Fees	$2,424,020	$915,560
Interest	1,761	4,912
Miscellaneous income	1,079	---
Total revenues	2,426,860	920,472
Expenses:		
General and administrative	1,319,173	806,961
Taxes	10,100	3,984
Total expenses	1,329,273	810,945
Net income	$1,097,587	$109,527

The accompanying notes are an integral part of these financial statements.

PRESIDIO MERCHANT PARTNERS LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2002 and 2001

	Member's Equity
Balance at January 1, 2001	$ 196,636
Capital withdrawals	(101,500)
Capital contributions	266,115
Net income	109,527
Balance at December 31, 2001	470,778
Capital withdrawals	(1,460,000)
Net income	1,097,587
Balance at December 31, 2002	$ 108,365

The accompanying notes are an integral part of these financial statements.

PRESIDIO MERCHANT PARTNERS LLC

Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$1,097,587	$ 109,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	185	---
Loss on disposal of property and equipment	139	896
Change in:		
Accounts receivable	239,624	(258,789)
Due from related party	---	5,000
Accounts payable	27,489	---
Customer prepayments	36,739	1,049
Accrued expenses	88,124	---
Net cash provided by (used in) operating activities	1,489,887	(142,317)
Cash flow from investing activities:		
Purchase of property and equipment	(7,680)	(14,690)
Net cash flow used in investing activities	(7,680)	(14,690)
Cash flows used in financing activities:		
Capital withdrawals	(1,460,000)	(101,500)
Capital contributions	---	259,000
Net cash provided by (used in) financing activities	(1,460,000)	157,500
Increase in cash	22,207	493
Cash and cash equivalents:		
At the beginning of the year	192,129	191,636
At the end of the year	$ 214,336	$ 192,129

The accompanying notes are an integral part of these financial statements.

PRESIDIO MERCHANT PARTNERS LLC

Notes to the Financial Statements
For the Years Ended December 31, 2002 and 2001

1. Summary of Significant Accounting Policies

General - Presidio Merchant Partners LLC, formerly GBA Financial Group LLC, name was changed in 2001, is a limited liability company established on October 23, 1998. The last date on which Presidio Merchant Partners LLC is to dissolve is December 31, 2030. On August 3, 1999, the National Association of Securities Dealers, Inc. approved GBA Financial Group LLC's membership and GBA Financial Group LLC began conducting business on October 6, 1999. Presidio Merchant Partners LLC is an introducing broker. All customer transactions will clear through another broker-dealer on a fully disclosed basis.

Basis of Accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Presidio Merchant Partners LLC's revenues are recognized when earned.

Expense Recognition - Presidio Merchant Partners LLC's expenses are charged to expense as incurred.

Cash Equivalents - For purposes of reporting cash flow, cash and cash equivalents includes a money market account in the amount of $87,572 and $205,797 at December 31, 2002 and 2001.

Property and Equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Equipment	5 years
Furniture and fixtures	7 years

Income Taxes - Presidio Merchant Partners LLC is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the members.

Concentration of Risk - Financial instruments that potentially subject Presidio Merchant Partners LLC to a concentration of credit risk principally consist of cash and cash equivalents and accounts receivable.

Cash and cash equivalents in excess of federally insured limits were $114,336 at December 31, 2002.

Presidio Merchant Partners LLC's receivables are principally with companies in the Continental United States of America. Presidio Merchant Partners LLC performs ongoing credit evaluations and generally does not require collateral. Historically, Presidio Merchant Partners has not incurred any significant credit related losses.

PRESIDIO MERCHANT PARTNERS LLC

Notes to the Financial Statements
For the Years Ended December 31, 2002 and 2001

2. Related Party Transactions

At December 31, 2000 Presidio Merchant LLC was owed $5,000 from Presidio Strategies LLC. $5,000 was repaid in 2001.

3. Property and Equipment

Property and equipment is as follows:

	2002	2001
Equipment	$34,061	$30,273
Furniture and fixtures	18,323	18,323
Total property and equipment	52,384	48,596
Less accumulated depreciation	(24,119)	(27,687)
Property and equipment, net	$28,265	$20,909

Depreciation expense was $185 and $0 for the years ended December 31, 2002 and 2001.

4. Major Customers

During 2002, Presidio Merchant Partners LLC had fees of $1,923,143 from two customers representing 79% of the total fees.

During 2001, Presidio Merchant Partners LLC had fees of $535,983 from three customers representing 58% of the total fees. Accounts receivable at December 31, 2001 included $250,000 due from one customer.

5. Simple IRA

Presidio Merchant Partners LLC has a qualified employee savings plan. Presidio Merchants Partners LLC is required to make annual contributions on behalf of eligible employees. Presidio Merchant Partners LLC contribution to the qualified employee savings plan was $33,005 and $5,940 for the years ended December 31, 2002 and 2001.

6. Cash Flow Information

Noncash investing and financing activity:

	2002	2001
Member contribution of property and equipment	$ ---	$7,115

7. Net Capital Requirements

Presidio Merchant Partners LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, Presidio Merchant Partners LLC had net capital of $54,805 and $176,674. Net capital is $44,578 and $171,674 in excess of its required net capital. At December 31, 2002 and 2001, Presidio Merchant Partners LLC ratio of aggregated indebtedness to net capital was 2.80 to 1 and 0.00 to 1.

Supplementary Information

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Supplementary Information

To the Member:

We have audited the accompanying financial statements of Presidio Merchant Partners LLC as of and for the year ended December 31, 2002, and have issued our report thereon dated February 7, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP
San Francisco, California
February 7, 2003

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULT@ROWBOTHAM.COM

PRESIDIO MERCHANT PARTNERS LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net Capital

Total member's equity from statement of financial condition	$108,365
Deduct member's equity not allowed for net capital	---
Total member's equity qualified for net capital	108,365
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	108,365
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(47,430)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircut on securities position	60,935
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other – money market account	(6,130)
Net capital	$ 54,805
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 10,227
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 10,227
Excess net capital	$ 44,578
Excess capital at 1000%	$ 39,465

Aggregate Indebtedness

Total liabilities from statement of financial condition	$153,401
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$153,401
Ratio: Aggregated indebtedness to net capital	2.80 to 1

PRESIDIO MERCHANT PARTNERS LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Presidio Merchant Partners LLC has no reserve requirements as of December 31, 2002, under Rule 15c3-3.

PRESIDIO MERCHANT PARTNERS LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Presidio Merchant Partners LLC is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2002.

PRESIDIO MERCHANT PARTNERS LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2002

Reconciliation of differences between Computation of Net Capital as filed by Presidio Merchant Partners LLC in Form X-17A-5 Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Presidio Merchant Partners LLC	$61,605
Differences:	
Audit adjustment to correct provision for income taxes	(6,800)
Net capital as reported in the financial statements	$54,805

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary information of Presidio Merchant Partners LLC, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Presidio Merchant Partners LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Presidio Merchant Partners LLC does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by Presidio Merchant Partners LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Presidio Merchant Partners LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Presidio Merchant Partners LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULT@ROWBOTHAM.COM
Member; AICPA, SEC Practice Section and IA International; a worldwide network of accounting and consulting firms

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Presidio Merchant Partners LLC's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specific parties.

Rowbotham & Company LLP

San Francisco, California
February 7, 2003

OATH OR AFFIRMATION

I, Brodie L. Cobb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

~~SUBSCRIBED AND SWORN TO BEFORE ME~~
THIS 18th DAY OF FEB., 2003
BY BRODIE LYLE COBB
[signature]
NOTARY PUBLIC

Notary Public

[signature]
Signature

Member

ANTONIO LOCATELLI
Commission # 1250531
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*